Citizens Holdings LLC



ANNUAL REPORT

401 West 25th Street

New York, NY 10009

0

https://citizens.coffee/

This Annual Report is dated May 7, 2025.

BUSINESS

Citizens Holdings LLC ("Citizens" or the "Company") targets the premium coffee and healthy food market in the U.S., aiming to challenge the dominance of large chains like Starbucks. By positioning itself as a premium alternative to conventional quick-service restaurants (QSRs), Citizens plans to capitalize on the significant growth of the specialty coffee market.

Citizens Holdings LLC is a New York limited liability company formed on December 24, 2019. Citizens Holdings LLC is owned by three shareholders: JPG Hospitality Corp and Geisel Hospitality Corp hold 45% interest each and the remaining 10% is held by James Rogers. The Company also has multiple locations. These locations operate under Citizens Holdings LLC, which owns 100% of the following subsidiaries:

- Citizens of Chelsea LLC

- Citizens of SoHo LLC

- Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy)

- Citizens of Montrose LLC

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $305,801.98

Number of Securities Sold: 113,621

Use of proceeds: Investment into their coffee brand and development.

Date: August 26, 2024

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2024 was $ 7,371,598.03 compared to $5,035,685.00 in fiscal year 2023. The increase in revenue of approximately 46.38% from 2024 to 2023 can be attributed to expanded market presence and improvements in product offerings and successful marketing campaigns.

Cost of Sales

Cost of Sales for fiscal year 2024 was $ 1,998,716.55 compared to $1,265,513.00 in fiscal year 2023. The slight increase in the cost of sales reflects controlled production costs despite the rise in revenue. This stability indicates effective cost management practices, possibly due to stable raw material prices, efficient labor management, and optimized production processes. The Company maintained its cost of sales efficiently while scaling its operations.

Gross Margins

Gross margins for fiscal year 2024 were $ 5,359,811.26 compared to $3,770,172.00 in fiscal year 2023. The improvement in gross margins, by approximately 42.16%, indicates that the Company was able to increase its revenue at a higher rate than its cost of sales. This could be due to higher pricing power, better cost control, or a favorable product mix with higher-margin products contributing more significantly to overall sales. The increased gross margin reflects the Company's ability to manage its costs while growing its revenue base.

Expenses

Expenses for fiscal year 2024 were $5484,851.10 compared to $4,340,915.00 in fiscal year 2023. The increase in expenses by approximately 36.35% from 2022 to 2023 can be attributed to higher operational costs, increased investment in marketing and sales efforts, and possibly higher administrative expenses. Despite this increase, the Company managed to reduce its net loss, indicating that the revenue growth was sufficient to cover the increased expenses. This expense increase reflects the Company's ongoing investment in its growth and expansion strategies.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because our core business model and strategy will remain unchanged. Past cash was primarily generated through sales and equity investments. Our goal is to open additional retail locations to increase cash flow.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $757,562.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration (Modified Note)

Amount Owed: $ 1,979,385.71

Interest Rate: 3.75%

Maturity Date: July 07, 2050

In April 2022 the Company entered into a loan modification agreement with the Small Business Administration (SBA) & made the above changes.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Justin Giuffrida

market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Legal Claims The Company and its subsidiaries are subject to various legal claims and proceedings, many of which involve nominal amounts. While each individual claim is not substantial, the accumulation of these claims may pose a financial risk. The outstanding amounts owed by the subsidiaries, such as Citizens of Chelsea LLC and Citizens of Soho LLC, along with claims against shareholders like Geisel Hospitality Corp, could collectively impact the financial health and operations of the Company. Potential investors should consider the cumulative effect of these outstanding amounts when evaluating the Company's financial stability.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 7, 2025.

Citizens Holdings LLC

By /s/ *Justin Giuffrida*

Name: <u>Citizens Holdings LLC</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, Justin Giuffrida the Principal Executive Officer of Citizens Holdings LLC Company Name), hereby certify that the financial statements of Citizens Holdings LLC (Company Name) and notes thereto for the periods ending 2023 (first Fiscal Year End of Review) 2024 second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $ (268,828.70) taxable income of $ (268,828.70) and total tax of $0

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5.1.2025 (Date of Execution).

_____ (Signature)

CEO & Founder   Title)

5.1.2025   (Date)

Citizens Coffee Consolidated 2024
Combined Profit And Loss
December 25, 2023 through December 29, 2024

	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC
Ordinary Income/Expense			
Income			
300-000 · Revenue			
300-010 · Revenue - Food	1,625,957.04	246,687.31	1,506,503.67
300-030 · Revenue - Alcohol	142,310.94	5,362.00	204,416.28
300-060 · Revenue - NA Beverages	494,055.92	154,750.25	324,835.47
300-070 · Revenue - Retails	194.44	30.00	824.39
300-090 · Revenue - Comps	(94,073.16)	(6,353.14)	(111,102.11)
300-100 · Sales Difference_3rd Party	9,078.93	3,049.38	(1,399.20)
300-050 · Revenue - Beer	-	-	13.86
300-040 · Revenue - Liquor	-	-	3,888.67
Total 300-000 · Revenue	2,177,524.11	403,525.80	1,927,981.03
630-082 · Event Hire Revenue	3,240.00	-	-
699-000 · Sales Adjustments			
630-031 · Chargebacks	(39.20)	-	-
630-032 · Extra/Short Receipts	(1,090.41)	(356.20)	332.46
630-033 · Under/Over	(5,274.75)	(1,924.24)	(100.65)
630-034 · Digital Sales - Adjustments	(607.87)	(54.98)	(1,404.99)
Total 699-000 · Sales Adjustments	(7,012.23)	(2,335.42)	(1,173.18)
Total Income	2,173,751.88	401,190.38	1,926,807.85
Cost of Goods Sold			
410-000 · Cost of Sales - Food			
410-001 · Food Purchases	397,973.69	89,950.55	403,939.74
410-002 · Food - Stock Adjustment	(1,218.50)	(123.07)	(4,022.73)
Total 410-000 · Cost of Sales - Food	396,755.19	89,827.48	399,917.01
420-000 · Cost of Sales - Alcohol			
420-001 · Alcohol Purchases	22,601.50	890.01	40,632.14
420-002 · Alcohol - Stock Adjustment	(2,104.02)	358.08	(660.92)
Total 420-000 · Cost of Sales - Alcohol	20,497.48	1,248.09	39,971.22
435-000 · Cost of Sales - NA Bev			
435-001 · NA Bev Purchases	94,329.91	32,938.06	94,594.05
435-002 · NA Bev - Stock Adjustment	(365.64)	(567.92)	(713.26)
Total 435-000 · Cost of Sales - NA Bev	93,964.27	32,370.14	93,880.79
Total COGS	511,216.94	123,445.71	533,769.02
Gross Profit	1,662,534.94	277,744.67	1,393,038.83
Expense			
600-000 · Labor Cost			
600-201 · Paid Time Off Wages	927.00	1,280.27	-

	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC
600-100 · Wage Cost			
600-124 · Wages - Management Bonus	-	-	-
600-120 · Wages - Management			
600-120 · Wages - Management - Other	87,832.80	11,655.00	93,250.86
Total 600-120 · Wages - Management	87,832.80	11,655.00	93,250.86
600-110 · FOH			
600-160 · FOH - Bonus	250.00	-	-
600-130 · Wages - F.O.H. Hourly			
600-130 · Wages - F.O.H. Hourly - Other	247,977.50	62,874.19	196,187.29
Total 600-130 · Wages - F.O.H. Hourly	247,977.50	62,874.19	196,187.29
600-150 · Wages - F.O.H. Hourly - OT			
600-150 · Wages - F.O.H. Hourly - OT - (	1,136.08	574.74	350.81
Total 600-150 · Wages - F.O.H. Hourly -	1,136.08	574.74	350.81
Total 600-110 · FOH	249,363.58	63,448.93	196,538.10
600-400 · BOH			
601-100 · Contract Labor			
601-102 · Wages - 1099	142.52	610.62	178.22
Total 601-100 · Contract Labor	142.52	610.62	178.22
600-420 · Wages - B.O.H. Hourly			
600-420 · Wages - B.O.H. Hourly - Other	274,700.27	67,333.92	257,248.93
Total 600-420 · Wages - B.O.H. Hourly	274,700.27	67,333.92	257,248.93
600-430 · Wages - B.O.H. Hourly - OT			
600-430 · Wages - B.O.H. Hourly - OT - (	4,821.38	968.71	3,844.81
Total 600-430 · Wages - B.O.H. Hourly -	4,821.38	968.71	3,844.81
600-400 · BOH - Other	-	-	-
Total 600-400 · BOH	279,664.17	68,913.25	261,271.96
601-209 · Training Labor Exp	22,166.16	1,512.18	18,439.19
600-140 · Commissary Labor	-	-	-
Total 600-100 · Wage Cost	639,026.71	145,529.36	569,500.11
600-200 · Alice Spending	132.60	-	-
601-206 · People and Culture	425.27	213.99	1,329.44
600-500 · Employer Taxes			
665-010 · Alice Charges	139.70	-	-
600-501 · Social Security	62,653.55	12,538.17	58,022.54
600-502 · Medicare	14,652.96	2,932.33	14,641.37
600-503 · Federal FUTA	4,639.23	1,921.72	2,297.40
600-505 · State SUI	17,371.12	2,529.69	12,171.09
Total 600-500 · Employer Taxes	99,456.56	19,921.91	87,132.40
601-000 · Other Staff Costs			
601-200 · Employee Benefits			
601-204 · Staff Uniforms	-	-	-

	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC
Total 601-200 · Employee Benefits	-	-	-
Total 601-000 · Other Staff Costs	-	-	-
601-200 · Employee Benefits			
601-210 · Staff Reimbursement	-	-	-
601-201 · Workers' Compensation Insur	-	-	2,605.97
601-204 · Staff Uniforms	-	-	2,958.98
Total 601-200 · Employee Benefits	-	-	5,564.95
600-103 · Overhead Labor	-	-	-
600-124 · Wages - Management Bonus	-	-	-
600-101 · Flex Labor	-	-	-
Total 600-000 · Labor Cost	739,968.14	166,945.53	663,526.90
601-000 · Other Staff Costs			
601-200 · Employee Benefits			
601-210 · Staff Reimbursement	685.03	-	-
601-201 · Workers' Compensation Insur	9,778.27	3,933.53	-
601-202 · Staff Recruitment	-	-	-
601-204 · Staff Uniforms	444.63	153.63	-
601-205 · Staff Meals	313.31	-	-
Total 601-200 · Employee Benefits	11,221.24	4,087.16	-
Total 601-000 · Other Staff Costs	11,221.24	4,087.16	-
600-140 · Commissary Labor	-	-	-
600-141 · Corporate Labor Expense	-	-	-
610-000 · Advertising and Promotion			
610-008 · Third Parties Tips	3,994.25	(1,716.67)	-
610-001 · Advertising	813.49	505.43	3,531.76
610-002 · Public Relations	-	-	2,450.00
610-004 · Branding & Design	-	-	1,013.60
610-006 · Event Expenses	850.00	601.50	-
610-007 · 3rd Party Delivery Expense	29,098.03	5,645.26	17,423.62
610-009 · Subscriptions	12,742.89	7,633.66	14,531.97
610-011 · Complimentary Cost	25,786.27	1,387.01	26,720.14
Total 610-000 · Advertising and Promotion	73,284.93	14,056.19	65,671.09
630-000 · General and Administrative			
620-000 · Travel and Entertainment			
620-002 · Meals and Entertainment	-	-	-
620-001 · Airfare	-	-	-
620-003 · Lodging	-	-	-
620-005 · Taxi Charges & Local Travel	786.19	145.96	-
Total 620-000 · Travel and Entertainmen	786.19	145.96	-
630-001 · Web Design & Maintenance	-	-	-
630-003 · Clearing and Freight charges	-	-	-
630-005 · Internet/Email	2,395.74	2,256.88	-

	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC
660-000 · Professional Fees			
660-001 · Legal Fees	1,188.00	1,109.90	-
660-006 · Consulting Fees	-	-	-
660-000 · Professional Fees - Other	-	-	-
Total 660-000 · Professional Fees	1,188.00	1,109.90	-
620-000 · Travel & Entertainment			
620-005 · Taxi Charges & Local Travel	-	-	-
Total 620-000 · Travel & Entertainment	-	-	-
660-008 · Reimbursement	-	-	-
660-004 · Professional Fees	-	-	-
660-007 · Management Fee Expense	-	-	-
Total 630-000 · General and Administrative	4,369.93	3,512.74	-
650-000 · Supplies and Maintenance			
650-001 · Linen & Laundry	4,275.29	1,947.50	9,047.86
650-002 · Cleaning Supplies	28,646.07	8,826.03	38,211.52
650-003 · Cleaning Contract Services	20,780.49	10,798.48	-
650-004 · Pest Control	5,956.51	4,322.38	2,405.88
650-005 · Trash/Waste Removal Service	13,135.06	10,120.21	-
650-006 · FOH and BOH Smallwares & E	14,740.65	2,181.64	37,305.51
650-008 · Paper & Packaging Supplies	17,663.73	11,981.45	35,569.08
650-016 · Office Supplies/Stationery	8,016.73	735.52	4,987.78
650-018 · IT Cost	-	-	656.39
650-021 · Repairs and Maintenance	18,522.57	8,590.60	30,318.28
650-025 · Overhead Labor	-	194.07	-
Total 650-000 · Supplies and Maintenance	131,737.10	59,697.88	158,502.30
665-000 · Other Financial Costs			
665-011 · Tips expense	3,249.46	-	-
665-001 · Payroll Processing Charges	6,326.35	3,502.61	6,574.83
665-002 · Credit Card Charges	71,268.17	15,244.20	64,275.57
665-003 · Bank Charges	108.00	1,360.39	968.56
665-006 · Tangible Property Taxes	-	-	-
665-007 · Penalties	-	-	-
665-008 · Licenses Permits and Filing F	4,900.06	-	-
665-009 · Sales and Use Tax-Comps	2,479.35	(602.66)	15,049.84
665-200 · Insurance Expense			
665-201 · Liability Insurance	6,692.28	7,501.95	15,378.29
665-204 · EPLI Insurance	-	-	3,154.00
665-200 · Insurance Expense - Other	-	-	-
Total 665-200 · Insurance Expense	6,692.28	7,501.95	18,532.29
665-008 · Licenses Permits & Filing Fee	-	-	7,776.75
Total 665-000 · Other Financial Costs	95,023.67	27,006.49	113,177.84
670-000 · Occupancy Costs			

	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC
670-001 · Rent	261,500.00	97,351.30	301,584.80
670-002 · Percentage Rent	60,833.64	-	-
670-005 · Utilities			
670-006 · Gas	-	-	5,407.36
670-007 · Water	4,493.38	1,806.47	-
670-008 · Electricity	37,486.71	20,732.70	19,800.85
Total 670-005 · Utilities	41,980.09	22,539.17	25,208.21
670-010 · Security and Alarm	788.65	598.18	1,203.93
Total 670-000 · Occupancy Costs	365,102.38	120,488.65	327,996.94
630-000 · General & Admin Expenses			
620-000 · Travel and Entertainment			
620-005 · Taxi Charges & Local Travel	-	-	-
620-003 · Lodging	-	-	-
620-002 · Meals & Entertainment	-	-	216.79
620-001 · Airfare	-	-	-
Total 620-000 · Travel and Entertainmen	-	-	216.79
630-005 · Internet/Email	-	-	2,483.63
Total 630-000 · General & Admin Expenses	-	-	2,700.42
660-000 · Professional Charges			
660-004 · Professional Fees	-	-	-
Total 660-000 · Professional Charges	-	-	-
600-080 · Wages - 1099	-	-	-
601-209 · Training Labor Exp	-	-	-
650-018 · IT Cost	-	-	-
650-023 · Postage & Courier	-	-	-
660-001 · Legal Fees	-	-	-
660-002 · Audit Fees	-	-	-
660-005 · Accounting Fees	-	-	-
660-006 · Consulting Fees	-	-	-
665-004 · Donations	-	-	-
665-204 · EPLI Insurance	-	-	-
670-009 · Storage Rent	-	-	-
670-010 · Security and Alarm	-	-	-
675-000 · Corporate Tax Expense	-	-	-
Total Expense	1,420,707.39	395,794.64	1,331,575.49
Net Ordinary Income	241,827.55	(118,049.97)	61,463.34
Other Income/Expense			
Other Income			
630-038 · Misc Income	-	-	-
800-000 · Other Income			
800-001 · Interest Income	2,273.21	-	-
800-002 · Vendor Refunds	10,515.00	-	685.48

	Citizens of Soho LLC	Citiznes of Gramercy LLC	Citizens of Montrose LLC
Total 800-000 · Other Income	12,788.21	-	685.48
Total Other Income	12,788.21	-	685.48
Other Expense			
665-004 · Donations	-	-	2,481.54
680-000 · Uncategorized Expenses			
680-002 · Ask my Client	-	-	-
Total 680-000 · Uncategorized Expenses	-	-	-
900-000 · Interest Expense			
900-001 · Interest Paid	-	-	-
900-050 · Interest on Tax/Penalties	-	-	309.33
Total 900-000 · Interest Expense	-	-	309.33
940-000 · Other Expenses			
940-002 · Miscellaneous	220.17	13,654.47	1,045.74
Total 940-000 · Other Expenses	220.17	13,654.47	1,045.74
940-000 · Other Expense			
940-006 · Cost of Capital	-	-	-
940-002 · Miscellaneous	-	-	-
940-003 · Investors Fee	-	-	-
Total 940-000 · Other Expense	-	-	-
Total Other Expense	220.17	13,654.47	3,836.61
Net Other Income	12,568.04	(13,654.47)	(3,151.13)
Net Income	254,395.59	(131,704.44)	58,312.21

Citizens Coffee Consolidated 2024
Combined Profit And Loss
December 25, 2023 through December 29, 2024

	Citizens of Burnet	Citizens of the East Village LLC	Citizens Texas Commissary
Ordinary Income/Expense			
Income			
300-000 · Revenue			
300-010 · Revenue - Food	-	195,103.94	-
300-030 · Revenue - Alcohol	-	-	-
300-060 · Revenue - NA Beverages	-	-	-
300-070 · Revenue - Retails	-	-	-
300-090 · Revenue - Comps	-	-	-
300-100 · Sales Difference_3rd Party	-	-	-
300-050 · Revenue - Beer	-	-	-
300-040 · Revenue - Liquor	-	-	-
Total 300-000 · Revenue	-	195,103.94	-
630-082 · Event Hire Revenue	-	-	-
699-000 · Sales Adjustments			
630-031 · Chargebacks	-	-	-
630-032 · Extra/Short Receipts	-	-	-
630-033 · Under/Over	-	-	-
630-034 · Digital Sales - Adjustments	-	-	-
Total 699-000 · Sales Adjustments	-	-	-
Total Income	-	195,103.94	-
Cost of Goods Sold			
410-000 · Cost of Sales - Food			
410-001 · Food Purchases	-	139,167.22	-
410-002 · Food - Stock Adjustment	-	-	-
Total 410-000 · Cost of Sales - Food	-	139,167.22	-
420-000 · Cost of Sales - Alcohol			
420-001 · Alcohol Purchases	-	-	-
420-002 · Alcohol - Stock Adjustment	-	-	-
Total 420-000 · Cost of Sales - Alcohol	-	-	-
435-000 · Cost of Sales - NA Bev			
435-001 · NA Bev Purchases	-	97,614.19	-
435-002 · NA Bev - Stock Adjustment	-	-	-
Total 435-000 · Cost of Sales - NA Bev	-	97,614.19	-
Total COGS	-	236,781.41	-
Gross Profit	-	(41,677.47)	-
Expense			
600-000 · Labor Cost			
600-201 · Paid Time Off Wages	-	1,040.00	-

	Citizens of Burnet	Citizens of the East Village LLC	Citizens Texas Commissary
600-100 · Wage Cost			
600-124 · Wages - Management Bonus	-	-	-
600-120 · Wages - Management			
600-120 · Wages - Management - Other	-	-	-
Total 600-120 · Wages - Management	-	-	-
600-110 · FOH			
600-160 · FOH - Bonus	-	-	-
600-130 · Wages - F.O.H. Hourly			
600-130 · Wages - F.O.H. Hourly - Other	-	-	-
Total 600-130 · Wages - F.O.H. Hourly	-	-	-
600-150 · Wages - F.O.H. Hourly - OT			
600-150 · Wages - F.O.H. Hourly - OT - (	-	-	-
Total 600-150 · Wages - F.O.H. Hourly -	-	-	-
Total 600-110 · FOH	-	-	-
600-400 · BOH			
601-100 · Contract Labor			
601-102 · Wages - 1099	-	-	-
Total 601-100 · Contract Labor	-	-	-
600-420 · Wages - B.O.H. Hourly			
600-420 · Wages - B.O.H. Hourly - Other	-	94,290.88	-
Total 600-420 · Wages - B.O.H. Hourly	-	94,290.88	-
600-430 · Wages - B.O.H. Hourly - OT			
600-430 · Wages - B.O.H. Hourly - OT - (	-	-	-
Total 600-430 · Wages - B.O.H. Hourly -	-	-	-
600-400 · BOH - Other	-	-	-
Total 600-400 · BOH	-	94,290.88	-
601-209 · Training Labor Exp	-	-	-
600-140 · Commissary Labor	-	-	-
Total 600-100 · Wage Cost	-	94,290.88	-
600-200 · Alice Spending	-	-	-
601-206 · People and Culture	-	-	-
600-500 · Employer Taxes			
665-010 · Alice Charges	-	-	-
600-501 · Social Security	-	-	-
600-502 · Medicare	-	-	-
600-503 · Federal FUTA	-	-	-
600-505 · State SUI	-	-	-
Total 600-500 · Employer Taxes	-	-	-
601-000 · Other Staff Costs			
601-200 · Employee Benefits			
601-204 · Staff Uniforms	-	698.16	-

	Citizens of Burnet	Citizens of the East Village LLC	Citizens Texas Commissary
Total 601-200 · Employee Benefits	-	698.16	-
Total 601-000 · Other Staff Costs	-	698.16	-
601-200 · Employee Benefits			
601-210 · Staff Reimbursement	-	-	-
601-201 · Workers' Compensation Insur	-	-	-
601-204 · Staff Uniforms	-	-	-
Total 601-200 · Employee Benefits	-	-	-
600-103 · Overhead Labor	-	-	-
600-124 · Wages - Management Bonus	-	-	-
600-101 · Flex Labor	-	-	-
Total 600-000 · Labor Cost	-	96,029.04	-
601-000 · Other Staff Costs			
601-200 · Employee Benefits			
601-210 · Staff Reimbursement	-	-	-
601-201 · Workers' Compensation Insur	-	-	-
601-202 · Staff Recruitment	-	-	-
601-204 · Staff Uniforms	-	-	-
601-205 · Staff Meals	-	-	-
Total 601-200 · Employee Benefits	-	-	-
Total 601-000 · Other Staff Costs	-	-	-
600-140 · Commissary Labor	-	-	-
600-141 · Corporate Labor Expense	-	-	-
610-000 · Advertising and Promotion			
610-008 · Third Parties Tips	-	-	-
610-001 · Advertising	-	1,941.03	-
610-002 · Public Relations	-	-	-
610-004 · Branding & Design	-	-	-
610-006 · Event Expenses	-	-	-
610-007 · 3rd Party Delivery Expense	-	7,400.00	-
610-009 · Subscriptions	-	-	-
610-011 · Complimentary Cost	-	-	-
Total 610-000 · Advertising and Promotion	-	9,341.03	-
630-000 · General and Administrative			
620-000 · Travel and Entertainment			
620-002 · Meals and Entertainment	-	-	-
620-001 · Airfare	-	-	-
620-003 · Lodging	-	-	-
620-005 · Taxi Charges & Local Travel	-	-	-
Total 620-000 · Travel and Entertainmen	-	-	-
630-001 · Web Design & Maintenance	-	44.34	-
630-003 · Clearing and Freight charges	-	-	-
630-005 · Internet/Email	-	-	-

	Citizens of Burnet	Citizens of the East Village LLC	Citizens Texas Commissary
670-001 · Rent	-	-	-
670-002 · Percentage Rent	-	-	-
670-005 · Utilities			
670-006 · Gas	-	-	-
670-007 · Water	-	-	-
670-008 · Electricity	-	-	-
Total 670-005 · Utilities	-	-	-
670-010 · Security and Alarm	-	-	-
Total 670-000 · Occupancy Costs	-	-	-
630-000 · General & Admin Expenses			
620-000 · Travel and Entertainment			
620-005 · Taxi Charges & Local Travel	-	-	-
620-003 · Lodging	-	-	-
620-002 · Meals & Entertainment	-	-	-
620-001 · Airfare	-	-	-
Total 620-000 · Travel and Entertainmen	-	-	-
630-005 · Internet/Email	-	-	-
Total 630-000 · General & Admin Expenses	-	-	-
660-000 · Professional Charges			
660-004 · Professional Fees	-	-	-
Total 660-000 · Professional Charges	-	-	-
600-080 · Wages - 1099	-	-	-
601-209 · Training Labor Exp	-	-	-
650-018 · IT Cost	-	-	-
650-023 · Postage & Courier	-	-	-
660-001 · Legal Fees	-	-	-
660-002 · Audit Fees	-	-	-
660-005 · Accounting Fees	-	-	-
660-006 · Consulting Fees	-	-	-
665-004 · Donations	-	-	-
665-204 · EPLI Insurance	-	-	-
670-009 · Storage Rent	-	-	-
670-010 · Security and Alarm	-	-	-
675-000 · Corporate Tax Expense	-	-	-
Total Expense	-	113,593.90	376.47
Net Ordinary Income	-	(155,271.37)	(376.47)
Other Income/Expense			
Other Income			
630-038 · Misc Income	-	-	-
800-000 · Other Income			
800-001 · Interest Income	-	-	-
800-002 · Vendor Refunds	-	-	-

Citizens Coffee Consolidated 2024
Combined Profit And Loss
December 25, 2023 through December 29, 2024   Accrual Basis

	Citizens Holdings	TOTAL
Ordinary Income/Expense		
Income		
300-000 · Revenue		
300-010 · Revenue - Food	-	5,620,759.77
300-030 · Revenue - Alcohol	-	468,005.21
300-060 · Revenue - NA Beverages	-	1,575,249.13
300-070 · Revenue - Retails	-	6,134.83
300-090 · Revenue - Comps	-	(343,163.40)
300-100 · Sales Difference_3rd Party	-	40,709.96
300-050 · Revenue - Beer	-	13.86
300-040 · Revenue - Liquor	-	3,888.67
Total 300-000 · Revenue	-	7,371,598.03
630-082 · Event Hire Revenue	-	3,240.00
699-000 · Sales Adjustments		
630-031 · Chargebacks	-	(83.25)
630-032 · Extra/Short Receipts	-	(7,001.34)
630-033 · Under/Over	-	(7,083.71)
630-034 · Digital Sales - Adjustments	-	(2,141.92)
Total 699-000 · Sales Adjustments	-	(16,310.22)
Total Income	-	7,358,527.81
Cost of Goods Sold		
410-000 · Cost of Sales - Food		
410-001 · Food Purchases	-	1,507,589.11
410-002 · Food - Stock Adjustment	-	(8,086.66)
Total 410-000 · Cost of Sales - Food	-	1,499,502.45
420-000 · Cost of Sales - Alcohol		
420-001 · Alcohol Purchases	-	81,823.83
420-002 · Alcohol - Stock Adjustment	-	(3,663.18)
Total 420-000 · Cost of Sales - Alcohol	-	78,160.65
435-000 · Cost of Sales - NA Bev		
435-001 · NA Bev Purchases	-	423,641.77
435-002 · NA Bev - Stock Adjustment	-	(2,588.32)
Total 435-000 · Cost of Sales - NA Bev	-	421,053.45
Total COGS	-	1,998,716.55
Gross Profit	-	5,359,811.26
Expense		
600-000 · Labor Cost		
600-201 · Paid Time Off Wages	-	7,525.45